AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 1998
                                                       REGISTRATION NO. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                               -----------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                              -----------------
                        SINCLAIR BROADCAST GROUP, INC.
            (Exact name of registrant as specified in its charter)




                  MARYLAND                          4833                       52-1494660
    (State or other jurisdiction of     (Primary Standard Industrial        (I.R.S. Employer
     incorporation or organization)      Classification Code Number)     Identification Number)


                              -----------------

                             2000 WEST 41ST STREET
                           BALTIMORE, MARYLAND 21211
                                (410) 467-5005
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                DAVID D. SMITH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        SINCLAIR BROADCAST GROUP, INC.
                             2000 WEST 41ST STREET
                           BALTIMORE, MARYLAND 21211
                                (410) 467-5005

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                -----------------
                                With a copy to:

    GEORGE P. STAMAS, ESQ.                           STEVEN A. THOMAS, ESQ.
  WILMER, CUTLER & PICKERING                         THOMAS & LIBOWITZ, P.A.
     2445 M STREET, N.W.                          100 LIGHT STREET -- SUITE 1100
   WASHINGTON, D.C. 20037                              BALTIMORE, MD 21202
      (202) 663-6000                                      (410) 752-2468
                                -----------------

Approximate date of commencement of proposed sale of the securities to the public:
 As soon as practicable after the effective date of this Registration Statement.

                                -----------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.[ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                       PROPOSED MAXIMUM      PROPOSED MAXIMUM         AMOUNT OF
      TITLE OF SECURITIES             AMOUNT TO         OFFERING PRICE      AGGREGATE OFFERING       REGISTRATION
       TO BE REGISTERED             BE REGISTERED         PER UNIT(1)            PRICE(1)                FEE
Class A Common Stock .........   1,663,109 shares          $ 53.875             $89,600,000            $26,432

================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), and based on a per share price of $53.875, the average of the high and low prices of the Company's Class A Common Stock, as reported on the Nasdaq National Market on May 5, 1998.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
================================================================================

                     SUBJECT TO COMPLETION DATED MAY 7, 1998



PROSPECTUS



                                1,663,109 SHARES



                               [GRAPHIC OMITTED]




                              CLASS A COMMON STOCK
                            Par value $.01 per share


                              ------------------

     All of the shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock") offered hereby are being sold by the Selling Stockholders, as defined herein. Sinclair Broadcast Group, Inc. (the "Company") will not receive any of the proceeds from the sale of shares offered hereby. The shares offered hereby were issued to the Selling Stockholders in connection with the merger of Sullivan Broadcast Holdings, Inc. and a wholly-owned subsidiary of the Company. The shares offered hereby may be sold by the Selling Stockholders in transactions on the over-the-counter market, in privately negotiated transactions, or otherwise, at prices prevailing at the time of sale or related to the then-current market price, or as may be negotiated at the time of sale.

     The Company's outstanding capital stock consists of the Class A Common Stock, shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), shares of Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), shares of Series C Preferred Stock, par value $.01 per share (the "Series C Preferred Stock") and shares of Series D Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Series D Preferred Stock"). The rights of the Class A Common Stock and the Class B Common Stock (collectively, the "Common Stock") are identical, except that each share of Class A Common Stock entitles the holder thereof to one vote in respect of matters submitted for the vote of holders of Common Stock, whereas each share of Class B Common Stock entitles the holder thereof to one vote on "going private" and certain other transactions and to ten votes on other matters. Each share of Class B Common Stock converts automatically into one share of Class A Common Stock upon sale or other transfer to a party other than a Permitted Transferree. Each share of Series B Preferred Stock has a liquidation preference of $100, is convertible into approximately 3.64 shares of Class A Common Stock (subject to adjustment), and has 3.64 votes on all matters on which holders of shares of Common Stock have a vote. Except as described in this Prospectus, the Series C Preferred Stock and the Series D Preferred Stock do not have rights to vote on matters on which holders of shares of Common Stock have a vote. See "Description of Capital Stock."

                               ------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


                   The date of this Prospectus is     , 1998.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: 75 Park Place, Room 1228, New York, New York 10007 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. at prescribed rates. Such reports and other information can also be reviewed through the Commission's Electronic Data Gathering, Analysis, and Retrieval System ("EDGAR") which is publicly available though the Commission's Web site (http://www.sec.gov).

     The Company has filed a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement") with the Commission in Washington, D.C., in accordance with the provision of the Securities Act of 1933 as amended (the "Securities Act"), with respect to the Class A Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto. Statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of the document so filed. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected without charge at the offices of the Commission or on EDGAR or copies thereof may be obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.


     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF SECURITIES OFFERED HEREBY TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."


     IN CONNECTION WITH THE OFFERING OF CLASS A COMMON STOCK PURSUANT TO THIS PROSPECTUS, UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE SECURITIES ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE EXCHANGE ACT. SEE "PLAN OF DISTRIBUTION."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to Sections 13(a) and 15(d) of the Exchange Act are incorporated hereby by reference:

          (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended (the "1997 Form 10-K"); and

          (b) the Company's Current Reports on Form 8-K or 8-K/A filed March 17, 1998, March 27, 1998, April 8, 1998, April 10, 1998 and April 14, 1998.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering of the Class A Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     As used herein, the terms "Prospectus" and "herein" mean this Prospectus, including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

     A copy of any and all of the documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated by reference into any such document) will be provided without charge to any person to whom a copy of this Prospectus is delivered, upon written or oral request.

                                  THE COMPANY


     The Company is a diversified broadcasting company that currently owns or programs pursuant to Local Marketing Agreements ("LMAs") 36 television stations and, upon consummation of all pending acquisitions and dispositions, will own or program pursuant to LMAs 57 television stations. The Company owns or programs pursuant to LMAs 52 radio stations, and upon consummation of all pending acquisitions and dispositions, the Company will own or program pursuant to LMAs 51 radio stations. The Company believes that upon completion of all pending acquisitions and dispositions it will be one of the top 10 radio groups in the United States, when measured by the total number of radio stations owned or programmed pursuant to LMAs.

     The Company is a Maryland corporation formed in 1986. The Company's principal offices are located at 2000 West 41st Street, Baltimore, Maryland 21211, and its telephone number is (410) 467-5005.


                                 RISK FACTORS


     In addition to the other information contained in this Prospectus, prospective investors should review carefully the following risks concerning the Company and the broadcast industry before purchasing shares of Class A Common Stock in the Company.


SUBSTANTIAL LEVERAGE AND PREFERRED STOCK OUTSTANDING

     The Company has consolidated indebtedness that is substantial in relation to its total stockholders' equity. As of April 30, 1998, the Company had outstanding long-term indebtedness (including current installments) of approximately $ 1.3 billion and Sinclair Capital, a subsidiary trust of the Company (the "Trust"), had outstanding $200 million aggregate liquidation amount of 11 5/8% High Yield Trust Offered Preferred Securities (the "HYTOPS"), which are ultimately backed by $206.2 million liquidation amount of Series C Preferred Stock, par value $.01 per share, of the Company (the "Series C Preferred Stock") each of which must be redeemed in 2009. The Company may borrow additional amounts under a bank credit facility governed by the Third Amended and Restated Credit Agreement dated as of May 20, 1997 with The Chase Manhattan Bank, as agent (as amended from time to time, the "Bank Credit Agreement"), under which $ 477.3 million was outstanding as of April 30, 1998, and expects to do so to finance its pending acquisitions, including, without limitation, the acquisition (the "Max Media Acquisition"), directly or indirectly, of all of the equity interests of Max Media Properties, LLC and the acquisition (the "Sullivan Acquisition") of Sullivan Broadcast Holdings, Inc. ("Sullivan"). The Company also had outstanding 45,703 shares of its Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), with an aggregate liquidation preference of $8.6 million as of April 30, 1998 and 3,450,000 shares of Series D Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Series D Convertible Exchangeable Preferred Stock"), with an aggregate liquidation preference of approximately $172.5 million as of April 30, 1998, which is exchangeable at the option of the Company in certain circumstances for subordinated debentures of the Company with an aggregate principal amount of approximately $172.5 million as of April 30, 1998. The Company also has significant program contracts payable and commitments for future programming. Moreover, subject to the restrictions contained in its debt instruments and preferred stock, the Company may incur additional debt and issue additional preferred stock in the future.

     The Company and its Subsidiaries have and will continue to have significant payment obligations relating to the Bank Credit Agreement, the 10% Senior Subordinated Notes due 2003 (the "1993 Notes"), the 10% Senior Subordinated Notes due 2005 (the "1995 Notes"), the 9% Senior Subordinated Notes due 2007 (the "July 1997 Notes"), the 8 3/4% Senior Subordinated Notes due 2007 (the "December 1997 Notes" and, together with the 1993 Notes, the 1995 Notes and the July 1997 Notes, the "Existing Notes"), and the HYTOPS, and a significant amount of the Company's cash flow will be required to service these obligations. In addition, the Company will be required to pay dividends on the Series D Convertible Exchangeable Preferred Stock, and may be required to pay dividends on the Series B Convertible Preferred Stock in certain circumstances. See "Description of Capital Stock -- Preferred Stock." The Company, on a consolidated basis, reported interest expense of $117.0 million for the year ended December 31, 1997. After giving pro forma effect to acquisitions completed by the Company in 1997, the issuance of the HYTOPS, the issuance of the July 1997 Notes and the December 1997 Notes, the acquisition (the "Heritage Acquisition") of certain assets of Heritage Media Group, Inc. ("Heritage"), the Max Media Acquisition, the Sullivan Acquisition, and the Company's issuance in September 1997 of 4,345,000 shares (the "1997 Common Stock Issuance") of Class A Common Stock, and 3,450,000 shares of Series D Convertible Exchangeable Preferred Stock (the "1997 Preferred Stock Issuance") and the issuance in April 1998 of 6,000,000 shares of Class A Common Stock (the "April 1998 Common Stock Issuance"), as though each occurred on January 1, 1997, and the use of the net proceeds therefrom, the interest expense and subsidiary trust minority interest expense would have been $196.1 million for the year ended December 31, 1997. The weighted average interest rate on the Company's indebtedness under the Bank Credit Agreement during the year ended December 31, 1997 was 7.43%.

     The revolving credit facility available to the Company under the Bank Credit Agreement is subject to quarterly reductions with total availability as of April 30, 1998 of $362.9 million (subject to compliance with financial covenants), and $587.8 million outstanding or subject to commitments under the revolving credit facility as of April 30, 1998, and will mature on the last business day of December 2004. Payment of portions of the $325 million term loan under the Bank Credit Agreement began on September 30, 1997 and the term loan must be fully repaid by December 31, 2004. In addition, the Bank Credit Agreement provides for a Tranche C term loan in an amount up to $400 million which can be utilized upon approval by the agent bank and upon raising sufficient commitments to fund the additional loans. The 1993 Notes mature in 2003, the 1995 Notes mature in 2005 and the July 1997 Notes and the December 1997 Notes mature in 2007. The Series C Preferred Stock must be redeemed in 2009. Required repayment of indebtedness of the Company totaling approximately $1.3 billion will occur at various dates through December 15, 2007.

     The Company's current and future debt service obligations and obligations to make distributions on and to redeem preferred stock could have adverse consequences to holders of the Class A Common Stock, including the following:
(i) the Company's ability to obtain financing for future working capital needs or additional acquisitions or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness and payments related to the HYTOPS, thereby reducing funds available for operations; (iii) the Company may be vulnerable to changes in interest rates under its credit facilities; and
(iv) the Company may be more vulnerable to adverse economic conditions than less leveraged competitors and, thus, may be limited in its ability to withstand competitive pressures. If the Company is unable to service or refinance its indebtedness or preferred stock, it may be required to sell one or more of its stations to reduce debt service obligations.

     The Company expects to be able to satisfy its future debt service and dividend and other payment obligations and other commitments with cash flow from operations. However, there can be no assurance that the future cash flow of the Company will be sufficient to meet such obligations and commitments. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness and to meet its other commitments, it may be required to refinance all or a portion of its existing indebtedness or to obtain additional financing. There can be no assurance that any such refinancing or additional financing could be obtained on acceptable terms. If the Company is unable to service or refinance its indebtedness, it may be required to sell one or more of its stations to reduce debt service obligations.


RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

     The Existing Indentures and the Articles Supplementary relating to the Series C Preferred Stock restrict, among other things, the Company's and its Subsidiaries' (as defined in the Existing Indentures) ability to (i) incur additional indebtedness, (ii) pay dividends, make certain other restricted
payments  or  consummate   certain   asset  sales,   (iii)  enter  into  certain
transactions with affiliates, (iv) incur indebtedness that is subordinate in priority and in right of payment to any senior debt and senior in right of payment to the Existing Notes, (v) merge or consolidate with any other person, or (vi) sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of the assets of the Company. In addition, the

Bank Credit Agreement contains certain other and more restrictive covenants, including restrictions on redemption of capital stock, a limitation on the aggregate size of future acquisitions undertaken without lender consent, a requirement that certain conditions be satisfied prior to consummation of future acquisitions, and a limitation on the amount of capital expenditures permitted by the Company in future years without lender consent. The Bank Credit Agreement also requires the Company to maintain specific financial ratios and to satisfy certain financial condition tests. The Company's ability to meet these financial ratios and financial condition tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. The breach of any of these covenants could result in a default under the Bank Credit Agreement or the Existing Indentures. In the event of a default under the Bank Credit Agreement or the Existing Indentures, the lenders and the noteholders could seek to declare all amounts outstanding under the Bank Credit Agreement, the Existing Notes, together with accrued and unpaid interest, to be immediately due and payable. If the Company were unable to repay those amounts, the lenders under the Bank Credit Agreement could proceed against the collateral granted to them to secure that indebtedness. If the indebtedness under the Bank Credit Agreement or the Existing Notes were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company. Substantially all of the assets of the Company and its Subsidiaries (other than the assets of KDSM, Inc. which ultimately back up the HYTOPS) are pledged as security under the Bank Credit Agreement. The Subsidiaries (with the exception of Cresap Enterprises, Inc., KDSM, Inc., the Trust and KDSM Licensee, Inc.) also guarantee the indebtedness under the Bank Credit Agreement and the Existing Indentures.

     In addition to a pledge of substantially all of the assets of the Company and its Subsidiaries, the Company's obligations under the Bank Credit Agreement are secured by mortgages on certain real property assets of certain non-Company entities (the "Stockholder Affiliates") owned and controlled by the Company's current majority stockholders (David D. Smith, Frederick G. Smith, J. Duncan
Smith and Robert E. Smith, collectively, the "Controlling Stockholders"), including Cunningham Communications, Inc. ("CCI"), Gerstell Development Corporation ("Gerstell"), Gerstell Development Limited Partnership ("Gerstell LP") and Keyser Investment Group, Inc. ("KIG"). If the Company were to seek to replace the Bank Credit Agreement, there can be no assurance that the assets of these Stockholder Affiliates would be available to provide additional security under a new credit agreement, or that a new credit agreement could be arranged on terms as favorable as the terms of the Bank Credit Agreement without a pledge of such Stockholder Affiliates' assets.



CONFLICTS OF INTEREST

     In addition to their respective interests in the Company, the Controlling Stockholders have interests in various non-Company entities which are involved in businesses related to the business of the Company, including, among others, the operation of a television station in St. Petersburg, Florida since 1991 and a television station in Bloomington, Indiana since 1990. In addition, the Company leases certain real property and tower space from and engages in other transactions with the Stockholder Affiliates, which are controlled by the Controlling Stockholders. Although the Controlling Stockholders have agreed to divest interests in the Bloomington station that are attributable to them under applicable regulations of the Federal Communications Commission (the "FCC"), the Controlling Stockholders and the Stockholder Affiliates may continue to engage in the operation of the St. Petersburg, Florida station and other already existing businesses. However, under Maryland law, generally a corporate insider is precluded from acting on a business opportunity in his or her individual capacity if that opportunity is one which the corporation is financially able to undertake, is in the line of the corporation's business and of practical advantage to the corporation, and is one in which the corporation has an interest or reasonable expectancy. Accordingly, the Controlling Stockholders generally are required to engage in new business opportunities of the Company only through the Company unless a majority of the Company's disinterested directors decide under the standards discussed above, that it is not in the best interests of the Company to pursue such opportunities. Non-Company activities of the Controlling Stockholders such as those described above could, however, present conflicts of interest with the Company in the allocation of management time and resources of the Controlling Stockholders, a substantial majority of which is currently devoted to the business of the Company.

     In addition, there have been and will be transactions between the Company and Glencairn, Ltd. (with its subsidiaries, "Glencairn"), a corporation in which relatives of the Controlling Stockholders beneficially own a majority of the equity interests. Glencairn is the owner-operator and licensee of television stations WRDC in Raleigh/Durham, WVTV in Milwaukee, WNUV in Baltimore, WABM in Birmingham, KRRT in San Antonio, and WFBC in Asheville, North Carolina and Greenville/ Spartanburg/Anderson, South Carolina. The Company has also agreed to sell the assets essential for broadcasting a television signal in compliance with regulatory guidelines ("License Assets") relating to WTTE in Columbus, Ohio to Glencairn and to enter into an LMA with Glencairn pursuant to which the Company will provide programming services for this station after the acquisition of the License Assets by Glencairn. See "Business of the Company -- Broadcasting Acquisition Strategy" in the 1997 Form 10-K. The FCC has approved this transaction. In April 1998, the Company acquired the Non-License Assets of WSYX and expects to acquire the License Assets of WSYX by the end of 1998, at which time the Company expects that it will transfer control of the License Assets of WTTE to Glencairn and enter into an LMA with Glencairn with respect to such station. The Company also expects to enter into LMAs with Glencairn with respect to five television stations, the License Assets of which Glencairn has the right to acquire through the merger with Sullivan Broadcast Company III, Inc., a wholly-owned subsidiary of Sullivan ("Sullivan III").

     Barry Baker, who is expected to become a director and executive officer of the Company, owns direct and indirect interests in River City Broadcasting, L.P. ("River City"), from which the Company purchased certain assets in 1996 (the "River City Acquisition"). In addition, in connection with the River City Acquisition, the Company has entered into various ongoing agreements with River City, including options to acquire assets that were not acquired at the time of the initial closing of the River City Acquisition, and LMAs relating to stations for which River City continues to own License Assets. See "Business -- Broadcasting Acquisition Strategy" in the 1997 Form 10-K. Mr. Baker was not an officer or director of the Company at the time these agreements were entered into, but, upon his expected election to the Board of Directors of the Company and his expected appointment as an executive officer of the Company, Mr. Baker may have conflicts of interest with respect to issues that arise under any continuing agreements and any other agreements with River City.

     The Bank Credit Agreement, the Existing Indentures and the Articles Supplementary relating to the Series C Preferred Stock provide that transactions between the Company and its affiliates must be no less favorable to the Company than would be available in comparable transactions in arm's-length dealings with an unrelated third party. Moreover, the Existing Indentures provide that any such transactions involving aggregate payments in excess of $1.0 million must be approved by a majority of the members of the Board of Directors of the Company and the Company's independent directors (or, in the event there is only one independent director, by such director), and, in the case of any such transactions involving aggregate payments in excess of $5.0 million, the Company is required to obtain an opinion as to the fairness of the transaction to the Company from a financial point of view issued by an investment banking or appraisal firm of national standing.


VOTING RIGHTS; CONTROL BY CONTROLLING STOCKHOLDERS;
POTENTIAL ANTI-TAKEOVER EFFECT OF DISPROPORTIONATE VOTING RIGHTS

     The Company's Common Stock has been divided into two classes, each with different voting rights. The Class A Common Stock entitles a holder to one vote per share on all matters submitted to a vote of the stockholders, whereas the Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"), 100% of which is beneficially owned by the Controlling Stockholders, entitles a holder to ten votes per share, except for "going private" and certain other transactions for which the holder is entitled to one vote per share. The Class A Common Stock, the Class B Common Stock and the Series B Preferred Stock vote together as a single class (except as otherwise may be required by Maryland law) on all matters submitted to a vote of stockholders, with each share of Series B Preferred Stock entitled to 3.64 votes on all such matters. Holders of Class B Common Stock may at any time convert their shares into the same number of shares of Class A Common Stock and holders of Series B Convertible Preferred Stock may at any time convert each share of Series B Convertible Preferred Stock into approximately 3.64 Shares of Class A Common Stock.

     The Controlling Stockholders own in the aggregate approximately 60% of the outstanding voting capital stock (including the Series B Preferred Stock) of the Company and control over 90% of all voting rights associated with the Company's capital stock. As a result, any three of the Controlling Stockholders will be able to elect a majority of the members of the board of directors of the Company and, thus, will have the ability to maintain control over the operations and business of the Company.

     The Controlling Stockholders have entered into a stockholders' agreement (the "Stockholders' Agreement") pursuant to which they have agreed, for a period ending in 2005, to vote for each other as candidates for election to the board of directors of the Company. In addition, in connection with the River City Acquisition, the Controlling Stockholders and Barry Baker and Boston Ventures IV Limited Partnership and Boston Ventures IVA Limited Partnership (collectively, "Boston Ventures") entered into a voting agreement (the "Voting Agreement") pursuant to which the Controlling Stockholders agreed to vote in favor of certain specified matters including, but not limited to, the appointment of Mr. Baker to the Company's Board of Directors at such time as he is allowed to become a director pursuant to FCC rules. Mr. Baker, in turn, agreed to vote in favor of the reappointment of each of the Controlling Stockholders to the Company's board of directors. The Voting Agreement will remain in effect for as long as he is a director of the Company. See "Management -- Employment Agreements" in the 1997 Form 10-K.

     The disproportionate voting rights of the Class B Common Stock relative to the Class A Common Stock and the Stockholders' Agreement and the Voting Agreement may make the Company a less attractive target for a takeover than it otherwise might be or render more difficult or discourage a merger proposal, tender offer or other transaction involving an actual or potential change of control of the Company. In addition, the Company has the right to issue additional shares of preferred stock the terms of which could make it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company and accordingly may be used as an anti-takeover device.


DEPENDENCE UPON KEY PERSONNEL; EMPLOYMENT AGREEMENTS WITH KEY PERSONNEL

     The Company believes that its success will continue to be dependent upon its ability to attract and retain skilled managers and other personnel, including its present officers, regional directors and general managers. The loss of the services of any of the present officers, especially its President and Chief Executive Officer, David D. Smith, or Barry Baker, who is currently a consultant to the Company and is expected to become President and Chief Executive Officer of Sinclair Communications, Inc. (a wholly owned subsidiary of the Company that holds all of the broadcast operations of the Company, "SCI") and Executive Vice President and a director of the Company as soon as permissible under FCC rules, may have a material adverse effect on the operations of the Company. Each of the Controlling Stockholders has entered into an employment agreement with the Company, each of which terminates June 12, 1998, unless renewed for an additional one year period according to its terms, and Barry Baker has entered into an employment agreement that terminates in 2001. See "Management -- Employment Agreements" in the 1997 Form 10-K. The Company has key-man life insurance for Mr. Baker, but does not currently maintain key personnel life insurance on any of its executive officers.

     Mr. Baker is Chief Executive Officer of River City and devotes a substantial amount of his business time and energies to those services. Mr. Baker cannot be appointed as an executive officer or director of the Company until such time as (i) either the Controlling Stockholders dispose of their attributable interests (as defined by applicable FCC rules) in a television station in the Indianapolis designated market area ("DMA") or Mr. Baker no longer has an attributable interest in WTTV or WTTK in Indianapolis; and (ii) either the Company disposes of its attributable interest in WTTE in Columbus or Mr. Baker no longer has an attributable interest in WSYX in Columbus. These events have not occurred as of the date of this Prospectus and, accordingly, Mr. Baker is able to terminate his employment agreement at any time. If Mr. Baker's employment agreement is terminated under certain specified circumstances, Mr. Baker will have the right to purchase from the Company at fair market value either (i) the Company's broadcast operations in either the St. Louis market or the Asheville, North Carolina/ Greenville/Spartanburg, South Carolina market or
(ii) all of the Company's radio operations, either of which may also have a material adverse effect on the operations of the Company.

RECENT RAPID GROWTH; ABILITY TO MANAGE GROWTH; FUTURE ACCESS TO CAPITAL

     The Company has undergone rapid and significant growth over the course of the last seven years primarily through acquisitions and the development of LMA arrangements. Since 1991, the Company has increased the number of stations it owns or provides programming services to from three television stations to 36 television stations and 52 radio stations. As the Company has grown, the size of acquisitions that the Company seeks to pursue has grown and the number of potentially attractive acquisitions has decreased, which may make it more difficult for the Company to locate attractive acquisitions. There can be no assurance that the Company will be able to continue to locate and complete acquisitions on the scale of past acquisitions or larger, or in general. In addition, acquisitions in the television and radio industry have come under increased scrutiny from the Department of Justice, the Federal Trade Commission and the FCC. See "Business -- Federal Regulation of Television and Radio Broadcasting" in the 1997 Form 10-K. Accordingly, there is no assurance that the Company will be able to maintain its rate of growth or that the Company will continue to be able to integrate and successfully manage such expanded operations. Inherent in any acquisitions are certain risks such as increasing leverage and debt service requirements and combining company cultures and facilities which could have a material adverse effect on the Company's operating results, particularly during the period immediately following such acquisitions. Additional debt or capital may be required in order to complete future acquisitions, and there can be no assurance the Company will be able to obtain such financing or raise the required capital.


DEPENDENCE ON ADVERTISING REVENUES; EFFECT OF LOCAL, REGIONAL AND NATIONAL ECONOMIC CONDITIONS

     The Company's operating results are primarily dependent on advertising revenues which, in turn, depend on national and local economic conditions, the relative popularity of the Company's programming, the demographic characteristics of the Company's markets, the activities of competitors and other factors which are outside the Company's control. Both the television and radio industries are cyclical in nature, and the Company's revenues could be adversely affected by a future local, regional or national recessionary environment.


RELIANCE ON TELEVISION PROGRAMMING

     One of the Company's most significant operating cost components is television programming. There can be no assurance that the Company will not be exposed in the future to increased programming costs which may materially adversely affect the Company's operating results. Acquisitions of program rights are usually made two or three years in advance and may require multi-year commitments, making it difficult to accurately predict how a program will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in write-offs that increase station operating costs.


CERTAIN NETWORK AFFILIATION AGREEMENTS

     All but four of the television stations owned or provided programming services by the Company are affiliated with a network. Under the affiliation agreements, the networks possess, under certain circumstances, the right to terminate the agreement on prior written notice generally ranging between 15 and 45 days, depending on the agreement.

     Ten of the stations currently owned or programmed by the Company are affiliated with Fox and 36.0% of the Company's revenue in 1997 on a pro forma basis for all acquisitions completed in 1997 was from Fox-affiliated stations. In addition, the Company has been notified by Fox of Fox's intention to terminate WLFL's affiliation with Fox in the Raleigh-Durham market and WTVZ's affiliation with Fox in the Norfolk market, effective August 31, 1998, and the Company has entered into an agreement with WB for those stations to become affiliated with WB at that time. On August 20, 1996, the Company entered into an agreement with Fox limiting Fox's rights to terminate the Company's affiliation agreements with Fox in other markets, but there can be no assurance that the Fox affiliation agreements will remain in place or that Fox will continue to provide programming to affiliates on the same basis that currently exists. See "Business -- Television Broadcasting" in the 1997 Form 10-K. The Company's one UPN affiliation agreement expires in January 2001. The non-renewal or termination of affiliations with Fox or any other network could have a material adverse effect on the Company's operations.

     The affiliation agreements relating to television stations that have been acquired by the Company are terminable by the network upon transfer of the License Assets of the stations. The Company does not generally seek consents of the affected network to the transfer of License Assets in connection with its acquisitions. As of the date of this Prospectus, no network has terminated an affiliation agreement following transfer of License Assets to the Company. These stations are continuing to operate as network affiliates, but there can be no assurance that the affiliation agreements will be continued, or that they will be continued on terms favorable to the Company. If any affiliation agreements are terminated, the affected station could lose market share, may have difficulty obtaining alternative programming at an acceptable cost, and may otherwise be adversely affected.

     One station owned or programmed by the Company is affiliated with UPN, a network that began broadcasting in January 1995. Thirteen stations owned or programmed by the Company are operated as affiliates of WB, a network that began broadcasting in January 1995. There can be no assurance as to the future success of UPN or WB programming or as to the continued operation of the UPN or WB networks. In connection with the change of affiliation of certain of the Company's stations from UPN to WB, in August 1997, UPN filed an action (the "California Action") in Los Angeles Superior Court against the Company, seeking declaratory relief and specific performance or, in the alternative, unspecified damages and alleging that neither the Company nor its affiliates provided proper notice of their intention not to extend the current UPN affiliations beyond January 15, 1998. The Company filed a cross complaint in the California Action seeking declaratory relief that the notice was effective to terminate the affiliations on January 15, 1998. UPN sought a preliminary injunction to prevent the termination of the affiliations on January 15, 1998. Also in August 1997, certain subsidiaries of the Company filed an action (the "Baltimore Action") in the Circuit Court for Baltimore City seeking declaratory relief that their notice was effective to terminate the affiliations on January 15, 1998. UPN responded to the Baltimore Action, and filed a counterclaim against the Company seeking the same remedies sought by UPN in the California Action. Both the Company and UPN filed motions for summary judgment in the Baltimore Action, and the court granted the Company's motion for summary judgment and denied UPN's motion, holding that the Company effectively terminated the affiliations as of January 15, 1998.

     Based on the decision in the Baltimore Action, the court in the California Action has stayed all proceedings in the California Action. Following an appeal by UPN, the Court of Special Appeals of Maryland upheld the ruling in the Baltimore Action and UPN is seeking further appellate review by the Maryland Court of Appeals. If the court's decision is overturned on appeal and if judgment is ultimately awarded in favor of UPN, certain of the Company's stations could be compelled to run UPN programming until January 15, 2001 without compensation from UPN. If these affiliation agreements were extended, such stations would be unable to negotiate affiliations and compensation agreements with any other network for three years. In addition, the Company could lose all or a portion of the cash consideration to be received by the Company under the WB Agreement and WB may assert that the Company is in breach of the WB Agreement and seek compensation for damages resulting from such breach. See "Business -- Legal Proceedings" in the 1997 Form 10-K. There can be no assurance that the Company and its subsidiaries will prevail in these proceedings or that the outcome of these proceedings, if adverse to the Company and its subsidiaries, will not have a material adverse effect on the Company.


COMPETITION

     The television and radio industries are highly competitive. Some of the stations and other businesses with which the Company's stations compete are subsidiaries of large, national or regional companies that may have greater resources than the Company. Technological innovation and the resulting proliferation of programming alternatives, such as cable television, wireless cable, in home satellite-to-home distribution services, pay-per-view and home video and entertainment systems have fractionalized television viewing audiences and have subjected free over-the-air television broadcast stations to new types of competition. The radio broadcasting industry is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems and by digital audio radio service ("DARS"). In October 1997, the FCC awarded two licenses for satellite DARS. DARS may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats to local and national audiences.

     The Company's stations face strong competition for market share and advertising revenues in their respective markets from other local free over-the-air radio and television broadcast stations, cable television and over-the-air wireless cable television as well as newspapers, periodicals and other entertainment media. In addition, the FCC has adopted rules which permit telephone companies to provide video services to homes on a common-carrier basis without owning or controlling the product being distributed, and proposed legislation could relax or repeal the telephone-cable cross-ownership prohibition for all systems. See "Business -- Competition" in the 1997 Form 10-K.

     In February 1996, the Telecommunications Act of 1996 (the "1996 Act") was adopted by the Congress of the United States and signed into law by President Clinton. The 1996 Act contains a number of sweeping reforms that are having an impact on broadcasters, including the Company. While creating substantial opportunities for the Company, the increased regulatory flexibility afforded by the 1996 Act and the removal of previous station ownership limitations have sharply increased the competition for and prices of stations. The 1996 Act also frees telephone companies, cable companies and others from some of the restrictions which have previously precluded them from involvement in the provision of video services. The 1996 Act may also have other effects on the competition the Company faces, either in individual markets or in making acquisitions.


IMPACT OF NEW TECHNOLOGIES

     The FCC has taken a number of steps to implement digital television ("DTV") broadcasting service in the United States. In December 1996, the FCC adopted a DTV broadcast standard and, in April 1997, made decisions in several pending rulemaking proceedings that establish service rules and a plan for implementing DTV. The FCC adopted a DTV table of allotments that provides all authorized television stations with a second channel on which to broadcast a DTV signal. In February 1998, the FCC made slight revisions to the DTV rules and table of allotments in acting upon a number of appeals in the DTV proceeding. The modified rules and table of allotments are also the subject of various pending appeals. The FCC has attempted to provide DTV coverage areas that are comparable to stations' existing service areas. The FCC has ruled that television broadcast licensees may use their digital channels for a wide variety of services such as high-definition television ("HDTV"), multiple standard definition television programming, audio, data, and other types of communications, subject to the requirement that each broadcaster provide at least one free video channel equal in quality to the current technical standard.

     DTV channels will generally be located in the range of channels from channel 2 through channel 51. The FCC is requiring that affiliates of ABC, CBS, Fox and NBC in the top ten television markets begin digital broadcasting by May 1, 1999 (the stations affiliated with these networks in the top ten markets have voluntarily committed to begin digital broadcasting by November 1998), and that affiliates of these networks in markets 11 through 30 begin digital broadcasting by November 1999. The FCC's plan calls for the DTV transition period to end in the year 2006, at which time the FCC expects that television broadcasters will cease non-digital broadcasting and return one of their two channels to the government, allowing that spectrum to be recovered by the government for other uses. Under the Balanced Budget Act of 1997, however, the FCC is authorized to extend the December 31, 2006 deadline for reclamation of a television station's non-digital channel if, in any given case: (i) one or more television stations affiliated with one of ABC, CBS, NBC or Fox in a market is not broadcasting digitally, and the FCC determines that such stations have "exercised due diligence" in attempting to convert to digital broadcasting; or (ii) less than 85% of the television households in the market subscribe to a multichannel video service (cable, wireless cable or direct-to-home broadcast satellite television) that carries at least one digital channel from each of the local stations in that market, and less than 85% of the television households in the market can receive digital signals off the air using either a set-top converter box for an analog television set or a new digital television set. The Balanced Budget Act also directs the FCC to auction the non-digital channels by September 30, 2002 even though they are not to be reclaimed by the government until at least December 31, 2006. The Balanced Budget Act also permits broadcasters to bid on the non-digital channels in cities with populations greater than 400,000, provided the channels are used for DTV. Thus, it is possible a broadcaster could own two channels in a market. The FCC has concluded a separate proceeding in which it reallocated television channels 60 through 69 to other services while protecting existing television stations on those channels from interference during the DTV transition period. Additionally, the FCC will open a separate proceeding to consider to what extent the cable must-carry requirements will apply to DTV signals.

     Implementation of digital television will improve the technical quality of television signals received by viewers. Under certain circumstances, however, conversion to digital operation may reduce a station's geographic coverage area or result in increased interference. The FCC's DTV allotment plan allows present UHF stations that move to DTV channels considerably less signal power than present VHF stations that move to UHF DTV channels. Additionally, the DTV transmission standard adopted by the FCC may not allow certain stations to provide a DTV signal of adequate strength to be reliably received by certain viewers using inside television set antennas. Implementation of digital television will also impose substantial additional costs on television stations because of the need to replace equipment and because some stations will need to operate at higher utility costs and there can be no assurance that the Company's television stations will be able to increase revenue to offset such costs. The FCC is also considering imposing new public interest requirements on television licensees in exchange for their receipt of DTV channels. The Company is currently considering plans to provide HDTV, to provide multiple channels of television, including the provision of additional broadcast programming and transmitted data on a subscription basis, and to continue its current TV program channels on its allocated DTV channels. The 1996 Act allows the FCC to charge a spectrum fee to broadcasters who use the digital spectrum to offer subscription-based services. The FCC has opened a rulemaking to consider the spectrum fees to be charged to broadcasters for such use. In addition, Congress has held hearings on broadcasters' plans for the use of their digital spectrum. The Company cannot predict what future actions the FCC or Congress might take with respect to DTV, nor can it predict the effect of the FCC's present DTV implementation plan or such future actions on the Company's business.

     Further advances in technology may also increase competition for household audiences and advertisers. The video compression techniques now under development for use with current cable television channels or direct broadcast satellites which do not carry local television signals (some of which commenced operation in 1994) are expected to reduce the bandwidth which is required for television signal transmission. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized "niche" programming. This ability to reach a very defined audience may alter the competitive dynamics for advertising expenditures. The Company is unable to predict the effect that technological changes will have on the broadcast television industry or the future results of the Company's operations. The radio broadcasting industry is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems and by DARS. DARS may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats to local and national audiences. The FCC has issued licenses for two satellite DARS systems. See "Business -- Competition" in the 1997 Form 10-K.


GOVERNMENTAL REGULATIONS; NECESSITY OF MAINTAINING FCC LICENSES

     The broadcasting industry is subject to regulation by the FCC pursuant to the Communications Act. Approval by the FCC is required for the issuance, renewal and assignment of station operating licenses and the transfer of control of station licensees. In particular, the Company's business will be dependent upon its continuing to hold broadcast licenses from the FCC. While in the vast majority of cases such licenses are renewed by the FCC, there can be no assurance that the Company's licenses or the licenses held by the owner-operators of the stations with which the Company has LMAs will be renewed at their expiration dates. A number of federal rules governing broadcasting have changed significantly in recent years and additional changes may occur, particularly with respect to the rules governing digital televi-sion, multiple ownership and attribution. The Company cannot predict the effect that these regulatory changes may ultimately have on the Company's operations. Additional information regarding governmental regulation is set forth under "Business -- Federal Regulation of Television and Radio Broadcasting" in the 1997 Form 10-K.


MULTIPLE OWNERSHIP RULES AND EFFECT ON LMAS

     On a national level, FCC rules and regulations generally prevent an entity or individual from having attributable interests in television stations that reach in excess of 35% of all U.S. television households (for purposes of this calculation, UHF stations are credited with only 50% of the television households in their markets). Upon completion of all pending acquisitions and dispositions, the Company will reach approximately 14% of U.S. television households using the FCC's method of calculation. On a local level, the "duopoly" rule generally prohibits attributable interests in two or more television stations with overlapping service areas. There are no national limits on ownership of radio stations, but on a local level no entity or individual can have attributable interests in more than five to eight stations (depending on the total number of stations in the market), with no more than three to five stations (depending on the total allowed) broadcasting in the same band (AM or FM). There are limitations on the extent to which radio programming can be simulcast through LMA arrangements, and LMA arrangements in radio are counted in determining the number of stations that a single entity may control if the provider of programming under an LMA owns one or more radio stations in the same market. FCC rules also impose limitations on the ownership of a television and one or more radio stations in the same market, though such cross-ownership is presumptively permitted on a limited basis in larger markets.

     The FCC generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other entity. In the case of corporations holding broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's voting stock (or 10% or more of such stock in the case of insurance companies, certain regulated investment companies and bank trust departments that are passive investors) are generally deemed to be attributable, as are positions as an officer or director of a corporate parent of a broadcast licensee. The FCC has proposed changes to these attribution rules. See "Business -- Federal Regulation of Television and Radio Broadcasting" in the 1997 Form 10-K.

     The FCC has initiated rulemaking proceedings to consider proposals to modify its television ownership restrictions, including proposals that may permit the ownership, in some circumstances, of two television stations with overlapping service areas. The FCC is also considering in these proceedings whether to adopt restrictions on television LMAs. The "duopoly" rule currently prevents the Company from acquiring the FCC licenses of television stations with which it has LMAs in those markets where the Company owns a television station. In addition, if the FCC were to decide that the provider of programming services under a television LMA should be treated as the owner of the television station and if it did not relax the duopoly rule, or if the FCC were to adopt restrictions on LMAs without grandfathering existing arrangements, the Company could be required to modify or terminate certain of its LMAs. In such an event, the Company could be required to pay termination penalties under certain of its LMAs. The 1996 Act provides that nothing therein "shall be construed to prohibit the origination, continuation, or renewal of any television local marketing agreement that is in compliance with the regulations of the [FCC]." The legislative history of the 1996 Act reflects that this provision was intended to grandfather television LMAs that were in existence upon enactment of the 1996 Act, and to allow television LMAs consistent with the FCC's rules subsequent to enactment of the 1996 Act. In its pending rulemaking proceeding regarding the television duopoly rule, the FCC has proposed to adopt a grandfathering policy providing that, in the event that television LMAs become attributable interests, LMAs that are in compliance with existing FCC rules and policies and were entered into before November 5, 1996, would be permitted to continue in force until the original term of the LMA expires. Under the FCC's proposal, television LMAs that are entered into, renewed or assigned after November 5, 1996 would have to be terminated if LMAs are made attributable interests and the LMA in question resulted in a violation of the television multiple ownership rules. All but three of the Company's television LMAs were entered into prior to the 1996
Act: one was entered into after enactment of the 1996 Act but prior to November 5, 1996 (which LMA has a term expiring on May 31, 2006), and two (one of which has a term expiring in 2008 and the other of which has a term expiring no later than April 16, 2002)
were entered into subsequent to November 5, 1996. Moreover, rights under certain of the Company's television LMAs were acquired by other parties either subsequent to enactment of the 1996 Act but prior to November 5, 1996, or subsequent to November 5, 1996. The Company cannot predict whether any or all of its television LMAs will be grandfathered. See "Business -- Federal Regulation of Television and Radio Broadcasting" in the 1997 Form 10-K. In connection with the Max Media Acquisition, the Company expects to enter into one or more LMAs with Max Media Properties II LLC, the owner of the License Assets of WKEF-TV, Dayton, Ohio and WEMT-TV, Greenville, Tennessee. In connection with the Sullivan Acquisition, the Company intends to take an assignment of existing LMAs in the Nashville and Greensboro markets and to enter into new LMAs with Sullivan II, Sullivan III, and/or Glencairn. These LMAs would not be grandfathered under the FCC's pending proposal. Further, if the FCC were to find that the owners/ licensees of the stations with which the Company has LMAs failed to maintain control over their operations as required by FCC rules and policies, the licensee of the LMA station and/or the Company could be fined or could be set for hearing, the outcome of which could be a fine or, under certain circumstances, loss of the applicable FCC license.

     A petition has been filed to deny the application to assign WTTV and WTTK in the Indianapolis DMA from River City to the Company. Although the petition to deny does not challenge the assignments of WTTV and WTTK to the Company, it alleges that station WIIB in the Indianapolis DMA should be deemed an attributable interest of the Controlling Stockholders (resulting in a violation of the FCC's local television ownership restrictions when coupled with the Company's acquisition of WTTV and WTTK) even though the Controlling Stockholders have agreed to transfer their voting stock in WIIB to a third party. The FCC, at the Company's request, has withheld action on the applications for the Company to acquire WTTV and WTTK, and for the Controlling Stockholders to transfer their voting stock in WIIB, pending the outcome of the FCC's rulemaking proceeding concerning the cross-interest policy. The petitioner has appealed the withholding of action on these applications. In addition, comments have been filed with the FCC by a competitor of the Company with respect to the transfer of the license for WEMT-TV in Tri-Cities, Tennessee/Virginia claiming that the Company's acquisition of WEMT-TV will create undue regional media concentration.

     In addition, the FCC granted the assignment applications for the Company to acquire the License Assets of WLOS-TV and KABB-TV in the Asheville, North Carolina/Greenville/Spartanburg, South Carolina and San Antonio, Texas markets, respectively, and for Glencairn to acquire the License Assets of WFBC-TV and KRRT-TV in these two markets, respectively, subject to the outcome of the FCC's cross-interest policy rulemaking proceeding and certain other conditions relating to certain trusts that have non-voting ownership interests in Glencairn. The Company has acquired the License Assets of KABB-TV and WLOS-TV. Glencairn has acquired the License Assets of KRRT-TV and WFBC-TV and the Company provides programming services to KRRT-TV and WFBC-TV pursuant to LMAs. Applications for review have been filed by third parties which appeal the FCC's grants of: (i) the Company's application to acquire WLOS-TV in the Asheville, North Carolina and Greenville/ Spartanburg/Anderson, South Carolina market and Glencairn's application to acquire WFBC-TV in that market; and (ii) the Company's application to acquire KABB-TV in the San Antonio market. The Company has filed oppositions to both applications for review. The Company also has pending several requests for waivers of the FCC's radio-television cross-ownership, or "one to a market," rule, in connection with its applications to acquire radio stations in the Max Media Acquisition and other acquisitions in markets where the Company owns or proposes to own a television station. Certain waivers of the one to a market rule acquired by the Company in connection with the Heritage Acquisition are temporary and conditioned on the FCC's pending rulemaking proceeding to reexamine the one to a market rule. In addition, certain of the television stations to be acquired in the Max Media Acquisition, the WSYX acquisition and the Sullivan Acquisition have overlapping service areas with the Company's television stations and, therefore, the Company has requested or intends to request waivers from the FCC to complete the Max Media Acquisition, the WSYX acquisition and the Sullivan Acquisition. There can be no assurance that any or all of such waiver requests will be granted. Additionally, the Company's acquisition of the Heritage radio stations in the New Orleans market and the Company's acquisition of the Max Media radio stations in the Norfolk, Virginia market would violate FCC and DOJ restrictions on ownership of radio stations in those markets. Accordingly, the Company has agreed to divest one or more stations in these markets either to a third party or to a trustee.

     The Company is unable to predict (i) the ultimate outcome of possible changes to the FCC's LMA and multiple ownership rules or the resolution of the above-described matters or (ii) the impact such factors may have upon the Company's broadcast operations. As a result of regulatory changes, the Company could be required to modify or terminate some or all of its LMAs, resulting in termination penalties and/or divestitures of broadcast properties. In addition, the Company's competitive position in certain markets could be materially adversely affected. Thus, no assurance can be given that changes to the FCC rules or the resolution of the above-described matters will not have a material adverse effect upon the Company.


LMAS -- RIGHTS OF PREEMPTION AND TERMINATION

     All of the Company's LMAs allow, in accordance with FCC rules, regulations and policies, preemptions of the Company's programming by the owner-operator and FCC licensee of each station with which the Company has an LMA. In addition, each LMA provides that under certain limited circumstances the arrangement may be terminated by the FCC licensee. Accordingly, the Company cannot be assured that it will be able to air all of the programming expected to be aired on those stations with which it has an LMA or that the Company will receive the anticipated advertising revenue from the sale of advertising spots in such programming. Although the Company believes that the terms and conditions of each of its LMAs should enable the Company to air its programming and utilize the programming and other non-broadcast license assets acquired for use on the LMA stations, there can be no assurance that early terminations of the arrangements or unanticipated preemptions of all or a significant portion of the programming by the owner-operator and FCC licensee of such stations will not occur. An early termination of one of the Company's LMAs, or repeated and material preemptions of programming thereunder, could adversely affect the Company's operations. In addition, the Company's LMAs expire on various dates from the years 1999 to 2010, unless extended or earlier terminated. There can be no assurance that the Company will be able to negotiate extensions of its arrangements on terms satisfactory to the Company.

     In certain of its LMAs, the Company has agreed to indemnify the FCC licensee against certain claims (including trademark and copyright infringement, libel or slander and claims relating to certain FCC proceedings or investigations) that may arise against the FCC licensee as a result of the arrangement.


POTENTIAL EFFECT ON THE MARKET PRICE RESULTING FROM SHARES ELIGIBLE FOR FUTURE SALE


     Any shares of Class A Common Stock offered pursuant to this Prospectus will be freely tradeable in the United States without restriction or further registration. Shares of Class B Common Stock are convertible into Class A Common Stock on a share-for-share basis at any time at the option of the holder and are automatically converted into Class A Common Stock upon transfer, except for transfers to certain permitted transferees. The 25,084,432 shares of Class B Common Stock outstanding as of April 30, 1998 (and shares of Class A Common Stock into which they are convertible), all of which are beneficially owned by the Controlling Stockholders, are held by persons who may be deemed to be affiliates of the Company and are eligible for resale under Rule 144 under the Securities Act, subject to the volume limitations thereunder. As of the date of this Prospectus, options to acquire 5,171,536 shares of Class A Common Stock have been granted and reserved for issuance to certain officers or employees of the Company under the Company's various stock option plans. Of the options granted, 1,261,743 have vested as of the date of this Prospectus. In addition, the Company issued 1,150,000 shares of Series B Preferred Stock to River City in connection with the River City Acquisition, of which 45,703 shares (which are convertible at any time at the option of the holders, into an aggregate of approximately 166,210 shares of Class A Common Stock subject to certain adjustments) were issued and outstanding as of April 30, 1998. All such shares are registered under the Securities Act pursuant to a shelf registration statement and may be sold into the public market at any time. The Company has also registered under the Securities Act 1,382,435 shares of Class A Common Stock issuable upon exercise of stock options held by Barry Baker, and has registered an additional 2,155,238 shares issuable upon exercise of options issued or issuable pursuant to the Company's employee plans. Sale of substantial amounts of shares of Class A Common Stock, or the perception that such sales could occur, may materially adversely affect the market price of the Class A Common Stock.

NET LOSSES

     The Company has experienced a net loss in two of the last four years, including a net loss of $10.6 million in 1997. The losses include significant interest expense as well as substantial non-cash expenses such as depreciation, amortization and deferred compensation. Notwithstanding slight net income in 1995 and 1996, the Company expects to experience net losses in the future, principally as a result of interest expense, amortization of programming and intangibles and depreciation.


DIVIDEND RESTRICTIONS

     The terms of the Company's Bank Credit Agreement, the Existing Indentures and the other indebtedness of the Company restrict the Company from paying dividends on its Common Stock. The Company does not expect to pay dividends on its Common Stock in the foreseeable future.


FORWARD-LOOKING STATEMENTS

     This Prospectus (including the documents or portions thereof incorporated herein by reference and any Prospectus Supplement) contains forward-looking statements. In addition, when used in this Prospectus, the words "intends to," "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those described in the forward-looking statements as a result of various important factors, including the impact of changes in national and regional economies, successful integration of acquired television and radio stations (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, volatility in programming costs, the availability of suitable acquisitions on acceptable terms and the other risk factors set forth above and the matters set forth or incorporated by reference in this Prospectus generally. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

                                USE OF PROCEEDS

     All of the shares of Class A Common Stock offered by this Prospectus are being offered by and for the account of the Selling Stockholders. The Selling Stockholders will receive all of the net proceeds from the sale of the shares offered by this Prospectus and the Company will not receive any proceeds from the sale of such shares.


                      MARKET PRICE OF CLASS A COMMON STOCK

     The Class A Common Stock of the Company is listed for trading on the Nasdaq Stock Market under the symbol SBGI. The following table sets forth for the periods indicated the high and low sales prices on the Nasdaq Stock Market.



      1996                          HIGH           LOW
      ----                          ----           ----
      First Quarter ........... $ 26.5000      $ 16.7500
      Second Quarter ..........   43.5000        25.5000
      Third Quarter ...........   48.2500        36.0000
      Fourth Quarter ..........   44.0000        22.2500

      1997                          HIGH           LOW
      ----                          ----           ----
      First Quarter ........... $ 32.0000      $ 22.7500
      Second Quarter ..........   31.7500        22.7500
      Third Quarter ...........   41.5000        27.5000
      Fourth Quarter ..........   47.0000        32.6875

      1998                          HIGH           LOW
      ----                          ----           ----
      First Quarter ........... $ 58.1250      $ 42.8750

                   DESCRIPTION OF CAPITAL STOCK OF SINCLAIR


GENERAL

     The Company currently has two classes of Common Stock, each having a par value of $.01 per share, and three classes of issued and outstanding Preferred Stock, also with a par value of $.01 per share. The Controlling Stockholders, by virtue of their beneficial ownership of 100% of the shares of the Class B Common Stock, with its super voting rights as described below, retain control over the Company's business and operations.

     The following summary of the Company's capital stock does not purport to be complete and is subject to detailed provisions of, and is qualified in its entirety by reference to, the Company's Amended and Restated Articles of Incorporation (the "Amended Certificate"). The Amended Certificate is an exhibit to the Registration Statement of which this Prospectus is a part and is available as set forth under "Available Information."

     The Amended Certificate authorizes the Company to issue up to 100,000,000 shares of Class A Common Stock, par value $.01 per share, 35,000,000 shares of
Class B Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of April 30, 1998, 48,946,445 shares of Common Stock, consisting of 23,862,013 shares of Class A Common Stock and 25,084,432 shares of Class B Common Stock, were issued and outstanding, 45,703 shares of Series B Preferred Stock were issued and outstanding, 2,062,000 shares of Series C Preferred Stock were issued and outstanding and 3,450,000 shares of Series D Convertible Exchangeable Preferred Stock were issued and outstanding.


COMMON STOCK

     The rights of the holders of the Class A Common Stock and Class B Common Stock are substantially identical in all respects, except for voting rights and the right of Class B Common Stock to convert into Class A Common Stock. The holders of the Class A Common Stock are entitled to one vote per share. The holders of the Class B Common Stock are entitled to ten votes per share except as described below. The holders of all classes of Common Stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except as otherwise required by the general corporation laws of the State of Maryland ("Maryland General Corporation Law"). Except for transfers to a "Permitted Transferee" (generally, related parties of a Controlling Stockholder), any transfer of shares of Class B Common Stock held by any of the Controlling Stockholders will cause such shares to be automatically converted to Class A Common Stock. In addition, if the total number of shares of Common Stock held by the Controlling Stockholders falls to below 10% of the total number of shares of Common Stock outstanding, all of the outstanding shares of Class B Common Stock automatically will be classified as Class A Common Stock. In any merger, consolidation or business combination, the consideration to be received per share by the holders of the Class A Common Stock must be identical to that received by the holders of the Class B Common Stock, except that in any such transaction in which shares of a third party's common stock are distributed in exchange for the Company's Common Stock, such shares may differ as to voting rights to the extent that such voting rights now differ among the classes of Common Stock.

     The holders of Class A Common Stock and Class B Common Stock will vote as a single class, with each share of each class entitled to one vote per share, with respect to any proposed (a) "Going Private" transaction; (b) sale or other disposition of all or substantially all of the Company's assets; (c) sale or transfer which would cause a fundamental change in the nature of the Company's business; or (d) merger or consolidation of the Company in which the holders of the Company's Common Stock will own less than 50% of the Common Stock following such transaction. A "Going Private" transaction is defined as any "Rule 13e-3 transaction," as such term is defined in Rule 13e-3 promulgated under the Exchange Act between the Company and (i) the Controlling Stockholders, (ii) any affiliate of the Controlling Stockholders, or (iii) any group of which the Controlling Stockholders are an affiliate or of which the Controlling
Stockholders are a member. An "affiliate" is defined as (i) any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under the common control of the

Controlling Stockholders; (ii) any corporation or organization (other than the Company or a majority-owned subsidiary of the Company) of which any of the Controlling Stockholders is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of voting securities or in which any of the Controlling Stockholders has a substantial beneficial interest;
(iii) a voting trust or similar arrangement pursuant to which the Controlling Stockholders generally control the vote of the shares of Common Stock held by or subject to any such trust or arrangement; (iv) any other trust or estate in which any of the Controlling Stockholders has a substantial beneficial interest or as to which any of the Controlling Stockholders serves as a trustee or in a similar fiduciary capacity; or (v) any relative or spouse of the Controlling Stockholders or any relative of such spouse who has the same residence as any of the Controlling Stockholders.


     Under Maryland General Corporation Law, the holders of Common Stock are entitled to vote as a separate class with respect to any amendment of the Amended Certificate that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or modify or change the powers, preferences or special rights of the shares of such class so as to affect such class adversely.

     For a discussion of the effects of disproportionate voting rights upon the holders of the Class A Common Stock, see "Risk Factors -- Voting Rights; Control by Controlling Stockholders; Potential Anti-Takeover Effect of Disproportionate Voting Rights."

     Stockholders of the Company have no preemptive rights or other rights to subscribe for additional shares, except that the Class B Common Stock is convertible into Class A Common Stock by the holders thereof. Except as described in the prior sentence, no shares of any class of Common Stock have conversion rights or are subject to redemption. Subject to the rights of any outstanding preferred stock which may be hereafter classified and issued, holders of Common Stock are entitled to receive dividends, if any, as may be declared by the Company's Board of Directors out of funds legally available therefor and to share, regardless of class, equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company. Under the Bank Credit Agreement, the Existing Indentures, the terms of the Series C Preferred Stock and certain other debt of the Company, the Company's ability to declare Common Stock dividends is restricted.


PREFERRED STOCK

     Series B Preferred Stock. As partial consideration for the acquisition of assets from River City, the Company issued 1,150,000 shares of Series A Preferred Stock to River City which has since been converted into 1,150,000 shares of Series B Preferred Stock. As of April 30, 1998, 45,703 shares of Series B Preferred Stock were outstanding. Each share of Series B Preferred Stock has a liquidation preference of $100 and, after payment of this preference, is entitled to share in distributions made to holders of shares of (plus all accrued and unpaid dividends through the determination date) Common Stock. Each holder of a share of Series B Preferred Stock is entitled to receive the amount of liquidating distributions received with respect to approximately
3.64 shares of Common Stock (subject to adjustment) less the amount of the liquidation preference. The liquidation preference of Series B Preferred Stock is payable in preference to Common Stock of the Company, but may rank equal to or below other classes of capital stock of the Company. After a "Trigger Event" (as defined below), the Series B Preferred Stock ranks senior to all classes of capital stock of the Company as to liquidation preference, except that the Company may issue up to $400 million of capital stock ("Senior Securities"), as to which the Series B Preferred Stock will have the same rank. The Series C Preferred Stock are Senior Securities. A Trigger Event means the termination of Barry Baker's employment with the Company prior to the expiration of the initial five-year term of his employment agreement (1) by the Company for any reason other than for Cause (as defined in the employment agreement) or (2) by Barry Baker upon the occurrence of certain events described in the employment agreement.

     The holders of Series B Preferred Stock do not initially receive dividends, except to the extent that dividends are paid to the holders of Common Stock. A holder of shares of Series B Preferred Stock is entitled to share in any dividends paid to holders of Common Stock, with each share of Series B Preferred Stock allocated the amount of dividends allocated to approximately 3.64 shares of Common

Stock (subject to adjustment). In addition, after the occurrence of a Trigger Event, holders of shares of Series B Preferred Stock are entitled to quarterly dividends in the amount of $3.75 per share per quarter for the first year, and in the amount of $5.00 per share per quarter after the first year. Dividends are payable either in cash or in additional shares of Series B Preferred Stock at the rate of $100 per share. Dividends on Series B Preferred Stock are payable in preference to the holders of any other class of capital stock of the Company, except for Senior Securities, which will rank senior to the Series B Preferred Stock as to dividends until a Trigger Event, after which Senior Securities will have the same rank as Series B Preferred Stock as to dividends.

     The Company may redeem shares of Series B Preferred Stock for an amount equal to $100 per share plus any accrued and unpaid dividends at any time beginning 180 days after a Trigger Event, but holders have the right to retain their shares in which case the shares will automatically be converted into shares of Class A Common Stock on the proposed redemption date.

     Each share of Series B Preferred Stock is entitled to 3.64 votes (subject to adjustment) on all matters with respect to which Class A Common Stock has a vote, and the Series B Preferred Stock votes together with the Class A Common Stock as a single class, except that the Series B Preferred Stock is entitled to vote as a separate class (and approval of a majority of such votes is required) on certain matters, including changes in the authorized amount of Series B Preferred Stock and actions affecting the rights of holders of Series B Preferred Stock.

     Shares of Series B Preferred Stock are convertible at any time into shares of Class A Common Stock, with each share of Series B Preferred Stock convertible into approximately 3.64 shares of Class A Common Stock. The conversion rate is subject to adjustment if the Company undertakes a stock split, combination or stock dividend or distribution or if the Company issues Common Stock or securities convertible into Common Stock at a price less than $27.50 per share. Shares of Series B Preferred Stock issued as payment of dividends are not convertible into Class A Common Stock and become void at the time of conversion of a shareholder's other shares of Series B Preferred Stock. All shares of Series B Preferred Stock remaining outstanding on May 31, 2001 (other than shares issued as a dividend) automatically convert into Class A Common Stock on that date.

     Series C Preferred Stock. As of March 31, 1998, the Company has issued and outstanding 2,062,000 shares of Series C Preferred Stock, all of which shares are held by KDSM, Inc., a wholly-owned subsidiary of the Company. Each share of Series C Preferred Stock has a liquidation preference (the "Liquidation Amount") of $100 plus an amount equal to any accumulated and unpaid dividends (whether or not earned or declared) to the date of payment. KDSM, Inc. purchased the Series C Preferred Stock from the proceeds of $206,200,000 aggregate principal amount of KDSM Senior Debentures, all of which are held by the Trust, a trust all of the common securities of which are held by KDSM, Inc. The obligations of KDSM, Inc. under the KDSM Senior Debentures are secured by the Series C Preferred Stock. The Trust purchased the KDSM Senior Debentures from the proceeds of $200 million aggregate liquidation value of HYTOPS plus the proceeds of the issuance to KDSM, Inc. of $6.2 million of common securities of the Trust. The Company has guaranteed the obligations under the HYTOPS, on a junior subordinated basis in an amount equal to the lesser of (a) the full liquidation preference plus accumulated and unpaid dividends to which the holders of the HYTOPS are lawfully entitled, and (b) the amount of the Trust's legally available assets remaining after the satisfaction of all claims of other parties which, as a matter of law, are prior to those of the holders of the HYTOPS. The Company has also agreed to fully and unconditionally guarantee the payment of the KDSM Senior Debentures on a junior subordinated basis if and effective as of the time the KDSM Senior Debentures are distributed to holders of the HYTOPS in certain circumstances.

     The Series C Preferred Stock has a maturity date of March 15, 2009, and will be mandatorily redeemable on its maturity date. With respect to dividend rights and rights upon liquidation, winding-up and dissolution of the Company, the Series C Preferred Stock ranks senior to the Common Stock and the Series B Preferred Stock except that upon a Trigger Event the Series C Preferred Stock will rank pari passu with the Series B Preferred Stock in respect of dividend rights and rights upon liquidation, dissolution and winding-up of the Company.

     Dividends on the Series C Preferred Stock are payable quarterly at a rate per annum of 12 5/8% of the stated Liquidation Amount of $100 per share and cumulate from March 12, 1997. Dividends are payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year (each a "Dividend Payment Date") to the holders of record on the March 1, June 1, September 1 and December 1 next preceding each Dividend Payment Date. The Company has the right, at any time and from time to time, to defer dividend payments for up to three consecutive quarters; provided that the Company will be required to pay all dividends due and owing on the Series C Preferred Stock at least once every four quarters and must pay all dividends due and owing on the Series C Preferred Stock on March 25, 2009. The remedy for the holders of the Series C Preferred Stock upon a failure by the Company to pay all dividends due and owing thereon at least once every four quarters (or for any other breaches under the Series C Preferred Stock) is the right to elect two directors to the Company's board of directors.

     Holders of the Series C Preferred Stock do not have any voting rights in ordinary circumstances. However, the vote of the holders of a majority in aggregate Liquidation Amount of outstanding Series C Preferred Stock (100% in certain circumstances) is required to approve any amendment to the Amended Certificate or the Articles Supplementary to the Amended Certificate that govern the Series C Preferred Stock (the "Series C Articles Supplementary") that would adversely affect the powers, preferences or special rights of the holders of the Series C Preferred Stock or cause the liquidation, dissolution or winding-up of the Company. In addition, the approval of the holders of a majority in aggregate Liquidation Amount of outstanding Series C Preferred Stock is required to approve the issuance of any preferred stock by the Company which is senior to the Series C Preferred Stock in right of payment. In addition, upon a Voting Rights Triggering Event (which is defined to include a failure to pay dividends as described above, a failure to make a Change of Control Offer (as defined), a failure to redeem the Series C Preferred Stock upon maturity and a breach of the covenants described below), the holders of a majority in aggregate Liquidation Amount of the outstanding Series C Preferred Stock have the right to elect two directors to the board of directors of the Company. KDSM, Inc., as the holder of the Series C Preferred Stock, has agreed not to take or consent to any actions or waive any rights under the Series C Preferred Stock or elect any directors without the approval of the holders of the majority in principal amount of the KDSM Senior Debentures. The Trust, as the holder of the KDSM Senior Debentures, has in turn agreed that it will not provide such approval without the approval of the holders of a majority in aggregate Liquidation Value of the outstanding Preferred Securities (100% in certain circumstances).

     The Series C Articles Supplementary contain certain covenants, including, but not limited to, covenants with respect to the following matters: (i) limitation on indebtedness; (ii) limitation on restricted payments; (iii) limitation on transactions with affiliates; (iv) limitation on sale of assets;
(v) limitation on unrestricted subsidiaries; (vi) restrictions on mergers, consolidations and the transfer of all or substantially all of the assets of the Company to another person; (vii) provision of financial statements; and (viii) limitation on the issuance of senior preferred stock. Violation of any of these covenants (after a grace period in certain circumstances) will be a Voting Rights Triggering Event.

     Upon a Change of Control of the Company (as defined), the Company is required to make an offer (a "Change of Control Offer") to redeem all or a portion of the shares of Series C Preferred Stock at 101% of such shares' aggregate Liquidation Amount, plus accrued and unpaid dividends, if any, to the date of redemption unless and for so long as such redemption is prohibited by the terms of the Bank Credit Agreement or the Existing Indentures. If the Company does not make and consummate a Change of Control Offer upon a Change of Control, the holders of the Series C Preferred Stock will have the right to elect two directors to the board of directors of the Company.

     The Company has the option (a) at any time on or after March 15, 2002 to redeem the Series C Preferred Stock, in whole or in part, in cash at redemption prices declining from 105.813% to 100% (in 2006) of the Liquidation Amount, and
(b) at any time on or prior to March 15, 2000 to redeem, in whole or in part, up to 33 1/3% of the aggregate Liquidation Amount of the Series C Preferred Stock, with the proceeds of one or more Public Equity Offerings (as defined), at a cash redemption price of 111.625% of the principal amount thereof, plus accrued dividends to the date of redemption; provided that after any such redemption at least 66 2/3% of the aggregate Liquidation Amount of the Series C Preferred Stock originally issued remain outstanding and that such redemption be made within 180 days of each such Public Equity Offering.

     Series D Convertible Exchangeable Preferred Stock. As of March 31, 1998, the Company had issued and outstanding 3,450,000 shares of Series D Convertible Exchangeable Preferred Stock. Each share of Series D Convertible Exchangeable Preferred Stock has a liquidation preference of $50 plus an amount equal to any accrued and unpaid dividends.

     With respect to dividends and amounts payable upon the liquidation, dissolution or winding up of the Company, the Series D Convertible Exchangeable Preferred Stock will rank (i) junior in right of payment to all indebtedness of the Company and its Subsidiaries, (ii) senior to the Class A Common Stock and the Class B Common Stock, (iii) pari passu with the Series C Preferred Stock and
(iv) senior to the Company's Series B Preferred Stock except that upon a Trigger Event the Series D Convertible Exchangeable Preferred Stock will rank pari passu with the Series B Preferred Stock in respect of dividends and distributions upon liquidation, dissolution and winding-up of the Company.

     Dividends on the Series D Convertible Exchangeable Preferred Stock are cumulative and accrue from September 23, 1997, the date of issuance, and are payable quarterly commencing on December 15, 1997, in the amount of $3.00 per share annually, when, as and if declared by the Board of Directors out of legally available funds.

     Holders of Convertible Exchangeable Preferred Stock do not have any voting rights in ordinary circumstances. In exercising any voting rights, each outstanding share of Series D Convertible Exchangeable Preferred Stock will be entitled to one vote. Whenever dividends on the Series D Convertible Exchangeable Preferred Stock are in arrears in an aggregate amount equal to at least six quarterly dividends (whether or not consecutive), the size of the Company's board of directors will be increased by two (or, if the size of the board of directors cannot be so increased, the Company shall cause the removal or resignation of a sufficient number of directors), and the holders of a majority of the Series D Convertible Exchangeable Preferred Stock, voting separately as a class, will be entitled to select two directors to the board of directors at (i) any annual meeting of stockholders at which directors are to be elected held during the period when the dividends remain in arrears or (ii) a special meeting of stockholders called by the Company at the request of the holders of the Series D Convertible Exchangeable Preferred Stock. These voting rights will terminate when all dividends in arrears and for the current quarterly period have been paid in full or declared and set apart for payment. The term of office of the additional directors so elected will terminate immediately upon that payment or provision for payment. Under certain circumstances, the Company may be required to pay additional dividends if it fails to provide for the board seats referred to above.

     In addition, so long as any Series D Convertible Exchangeable Preferred Stock is outstanding, the Company will not, without the affirmative vote or consent of the holders of at least 66 2/3% of all outstanding shares of Series D Convertible Exchangeable Preferred Stock (i) amend, alter or repeal (by merger or otherwise) any provision of the Amended Certificate, or the By-Laws of the Company so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Series D Convertible Exchangeable Preferred Stock, (ii) authorize any new class of Senior Dividend Stock (as defined), any Senior Liquidation Stock (as defined) or any security convertible into Senior Dividend Stock or Senior Liquidation Stock, or (iii) effect any reclassification of the Series D Convertible Exchangeable Preferred Stock.

     The shares of Series D Convertible Exchangeable Preferred Stock are convertible at the option of the holder at any time, unless previously redeemed or exchanged, into Class A Common Stock of the Company, at a conversion price of $45.625 per share of Class A Common Stock (equivalent to a conversion rate of 1.0959 shares of Class A Common Stock per share of Series D Convertible Exchangeable Preferred Stock), subject to adjustment in certain events.

     Upon the occurrence of a Change of Control (as defined), each share of Series D Convertible Exchangeable Preferred Stock will be convertible at the option of its holder for a limited period into the number of shares of Class A Common Stock determined by dividing the $50 liquidation preference of such share, plus accrued and unpaid dividends, by the greater of (i) the average of the last reported sales price per share of the Class A Common Stock for the last five trading days before the Change of Control or (ii) $26.42, as adjusted for stock splits or combinations. Upon a Change of Control, the Company may elect to pay holders of the Series D Convertible Exchangeable Preferred Stock exercising their special conversion rights an amount in cash equal to the $50 liquidation preference of the Series D Convertible Exchangeable Preferred Stock plus any accrued and unpaid dividends, in which event no conversion pursuant to the exercise of the special conversion rights will occur, unless the Company defaults in payments of such amounts. A Change of Control will result in an event of default under the Bank Credit Agreement and could result in the acceleration of all indebtedness under the Bank Credit Agreement. Moreover, the Bank Credit Agreement prohibits the repurchase of the Series D Convertible Exchangeable Preferred Stock by the Company. A Change of Control will also require the Company to offer to redeem the Existing Notes and the Series C Preferred Stock.

     The Series D Convertible Exchangeable Preferred Stock is redeemable at the Company's option, in whole or from time to time in part, for cash at any time on or after September 20, 2000, initially at a price per share equal to 104.20% of the liquidation preference thereof, declining ratably on or after September 15 of each year thereafter to a redemption price equal to 100% of such liquidation preference per share on or after September 15, 2007 plus, in each case, accrued and unpaid dividends.

     Subject to certain conditions, the Company may, at its option, on any scheduled date for the payment of dividends on the Series D Convertible Exchangeable Preferred Stock commencing on December 15, 2000, exchange the Series D Convertible Exchangeable Preferred Stock, in whole but not in part, for the Company's 6% Convertible Subordinated Debentures due 2012 (the "Exchange Debentures"). Holders of Series D Convertible Exchangeable Preferred Stock so exchanged will be entitled to $1,000 principal amount of Exchange Debentures for each $1,000 of liquidation preference of Series D Convertible Exchangeable Preferred Stock held by such holders at the time of exchange plus an amount per share in cash equal to all accrued but unpaid dividends (whether or not declared) thereon to the date of exchange. The Exchange Debentures will bear interest payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on the first such payment date following the date of exchange. Beginning on December 15, 2000, at the Company's option, the Exchange Debentures will be redeemable, in whole or in part, at redemption prices beginning at 104.20% of the principal amount of the Exchange Debentures and decreasing to 100% of such principal amount on September 15, 2007, plus accrued and unpaid interest. Under certain circumstances involving a Change of Control, holders will have the right to require the Company to purchase their Exchange Debentures at a price equal to 100% of the principal amount thereof plus accrued interest. The Exchange Debentures will be convertible into Class A Common Stock on substantially the same terms as the Series D Convertible Exchangeable Preferred Stock is convertible into Class A Common Stock. The Exchange Debentures will be subordinated to all Senior Indebtedness.


CERTAIN STATUTORY AND CHARTER PROVISIONS

     The following paragraphs summarize certain provisions of the Maryland General Corporation Law and the Company's Amended Certificate and By-Laws. The summary does not purport to be complete and reference is made to Maryland
General Corporation Law and the Company's Amended Certificate and By-Laws for complete information.

     Business Combinations. Under the Maryland General Corporation Law, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the corporation's stock (an "Interested Stockholder") must be (a) recommended by the corporation's board of directors; and (b) approved by the affirmative vote of at least (i) 80% of the corporation's outstanding shares entitled to vote and (ii) two-thirds of the outstanding shares entitled to vote which are not held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the corporation's common stockholders receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for his shares. In addition, an Interested Stockholder or any affiliate thereof may not engage in a "business combination" with the corporation for a period of five (5) years following the date he becomes an Interested Stockholder. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of a Maryland corporation. It is anticipated that the Company's Board of Directors will exempt from the Maryland statute any business combination with the Controlling Stockholders, any present or future affiliate or associate of any of them, or any other person acting in concert or as a group with any of the foregoing persons.

     Control Share Acquisitions. The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" may not be voted except to the extent approved by a vote of two-thirds of the votes entitled to be cast by stockholders excluding shares owned by the acquirer, officers of the corporation and directors who are employees of the corporation. "Control shares" are shares which, if aggregated with all other shares previously acquired which the person is entitled to vote, would entitle the acquirer to vote (i) 20% or more but less than one-third of such shares, (ii) one-third or more but less than a majority of such shares, or
(iii) a majority of the outstanding shares. Control shares do not include shares the acquiring person is entitled to vote because stockholder approval has previously been obtained. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition and who has obtained a definitive financing agreement with a responsible financial institution providing for any amount of financing not to be provided by the acquiring person may compel the corporation's board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

     Subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer is entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or excepted by or pursuant to the articles of incorporation or by-laws of the corporation.

     Effect of Business Combination and Control Share Acquisition Statutes. The business combination and control share acquisition statutes could have the effect of discouraging offers to acquire any such offer.

     Limitation on Liability of Directors and Officers. The Company's Amended Certificate provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer of the Company shall have any liability to the Company or its stockholders for monetary damages. The Maryland General Corporation Law provides that a corporation's charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except (1) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. In situations to which the Amended Certificate provision applies, the remedies available to the Company or a stockholder are limited to equitable remedies such as injunction or rescission. This provision would not, in the opinion of the Commission, eliminate or limit the liability of directors and officers under the federal securities laws.

     Indemnification. The Company's Amended Certificate and By-Laws provide that the Company may advance expenses to its currently acting and its former directors to the fullest extent permitted by Maryland General Corporation Law, and that the Company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The Maryland General Corporation Law provides that a corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that (1) the act or omission of the director was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, or (2) the director actually received an improper personal benefit in money, property or services, or (3) in the case of an criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. The statute permits Maryland corporations to indemnify its officers, employees or agents to the same extent as its directors and to such further extent as is consistent with law.

     The Company has also entered into indemnification agreements with certain officers and directors which provide that the Company shall indemnify and advance expenses to such officers and directors to the fullest extent permitted by applicable law in effect on the date of the agreement, and to such greater extent as applicable law may thereafter from time to time permit. Such agreements provide for the advancement of expenses (subject to reimbursement if it is ultimately determined that the officer or director is not entitled to indemnification) prior to the final disposition of any claim or proceeding.


FOREIGN OWNERSHIP

     Under the Amended Certificate and to comply with FCC rules and regulations, the Company is not permitted to issue or transfer on its books any of its capital stock to or for the account of any Alien (as defined) if after giving effect to such issuance or transfer, the capital stock held by or for the account of any alien or Aliens would exceed, individually or in the aggregate, 25% of the Company's capital stock at any time outstanding. Pursuant to the Amended Certificate, the Company will have the right to repurchase alien-owned shares at their fair market value to the extent necessary, in the judgment of the Board of Directors, to comply with the alien ownership restrictions. Any issuance or transfer of capital stock in violation of such prohibition will be void and of no force and effect. The Amended Certificate also provides that no Alien or Aliens shall be entitled to vote, direct or control the vote of more than 25% of the total voting power of all the shares of capital stock of the Company outstanding and entitled to vote at any time and from time to time. Such percentage, however, is 20% in the case of the Company's subsidiaries which are direct holders of FCC licenses. In addition, the Amended Certificate provides that no Alien shall be qualified to act as an officer of the Company and no more than 25% of the total number of directors of the Company at any time may be Aliens. The Amended Certificate further gives the Board of Directors of the Company all power necessary to administer the above provisions.


TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Class A Common Stock is BankBoston, N.A.

                             SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the Company's Class A Common Stock beneficially owned as of the date of this Prospectus by affiliates of Sullivan Broadcast Holdings, Inc. ("Sullivan"), which may be offered for sale pursuant to this Prospectus. All of the shares offered by the Selling Stockholders pursuant to this Prospectus have been issued in connection with the merger of Sullivan and a wholly-owned subsidiary of the Company (the "Merger"). The information set forth below is to the best of the Company's knowledge and is based on the number of shares issued to each of the Selling Stockholders in the Merger. The Company is not aware of any other acquisitions by the Selling Stockholders or dispositions by the Selling Stockholders.


                                                                 SHARES
                                                                 AS OF
                  NAME OF                     RELATIONSHIP      THE DATE
                BENEFICIAL                        WITH          OF THIS
                   OWNER                       THE COMPANY     PROSPECTUS
------------------------------------------   --------------   -----------
ABRY Broadcast Partners II, L.P. .........    Stockholder      1,309,658
Patrick Bratton ..........................    Stockholder          3,517
Pen Garber ...............................    Stockholder            110
Peggy Koenig .............................    Stockholder            371
David Pulido .............................    Stockholder         20,112
Harvard Private Capital ..................    Stockholder        206,970
J. Daniel Sullivan .......................    Stockholder        120,347
Royce Yudkoff ............................    Stockholder          2,023


     This Prospectus may also cover sales of Class A Common Stock by partners of ABRY Broadcast Partners II, L.P. ("ABRY") who receive such shares upon distribution of the shares by ABRY to its partners. The identity of any such person, the numbers of shares of Class A Common Stock they hold and the number of shares they are selling will be set forth in a supplement to this Prospectus before any such sale.


                              PLAN OF DISTRIBUTION

     The Selling Stockholders have advised the Company that from time to time they may offer and sell the shares offered by this Prospectus in an underwritten offering, on the over-the-counter market, in privately negotiated transactions, or otherwise, at prices prevailing at the time of sale or related to the then-current market price, or as may be negotiated at the time of sale. ABRY may also distribute its shares of Class A Common Stock to its partners or sell such shares on their behalf. The shares may be sold through securities brokers, dealers or banks, and such brokers, dealers or banks may receive commissions or discounts from the Selling Stockholders in amounts to be negotiated. With respect to any particular sale of shares or as otherwise determined by the Company, the Company may prepare a supplement to this Prospectus, which will supplement, supersede or replace, in whole or in part, the information set forth in this Prospectus. This Prospectus is not the sole means by which the shares of Class A Common Stock offered by the Selling Stockholders may be offered or sold. Such shares may also be offered or sold on the Nasdaq Stock Market in transactions exempt from registration pursuant to Rule 145 under the Securities Act, in privately negotiated transactions or in other transactions exempt from registration.

                                 LEGAL MATTERS


     The validity of the shares of Class A Common Stock being offered hereby and certain other legal matters regarding the shares of Class A Common Stock have been passed upon for the Company by Thomas & Libowitz, P.A., Baltimore, Maryland, counsel to the Company, and by Wilmer, Cutler & Pickering, Baltimore, Maryland, special securities counsel to the Company. Certain legal matters under the Communications Act and the rules and regulations promulgated thereunder by the FCC have been passed upon for the Company by Fisher Wayland Cooper Leader & Zaragoza L.L.P., Washington. D.C. Basil A. Thomas, a director of the Company, is of counsel to Thomas & Libowitz, P.A.


                                    EXPERTS

     The Consolidated Financial Statements and schedules of the Company as of December 31, 1996 and 1997 and for each of the years ended December 31, 1995, 1996 and 1997, incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Heritage Media Services, Inc. -- Broadcasting Segment as of December 31, 1997 and 1996 and for each of the periods in the two year period ended December 31, 1997 incorporated by reference herein have been audited by Arthur Andersen, LLP, independent public accountants, as stated in their reports with respect thereto, and are incorporated herein in reliance on the authority of said firm as experts in giving said reports.

     The consolidated financial statements of Max Media Properties LLC as of December 31, 1997 and 1996 and for each of the years in the two year period ended December 31, 1997 have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Sullivan Broadcast Holdings, Inc. and Subsidiaries as of December 31, 1997 and 1996 and for the years ended December 31, 1997 and 1996 and for the period from inception (June 2, 1995) through December 31, 1995 and the financial statements of Sullivan Broadcasting Company, Inc. and Subsidiaries for the year ended December 31, 1995, incorporated in this Prospectus by reference to the Current Report on Form 8-K/A of Sinclair Broadcast Group, Inc., dated December 2, 1997 (filed April 8, 1998), have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

====================================        ====================================
     NO DEALER,  SALESPERSON  OR ANY
OTHER PERSON HAS BEEN AUTHORIZED TO
GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS  OTHER  THAN  THOSE
CONTAINED IN THIS PROSPECTUS OR ANY
ACCOMPANYING  PROSPECTUS SUPPLEMENT
IN   CONNECTION   WITH  THE   OFFER
CONTAINED HEREIN,  AND, IF GIVEN OR
MADE,    SUCH     INFORMATION    OR
REPRESENTATIONS  MUST NOT BE RELIED
UPON AS HAVING BEEN  AUTHORIZED  BY
THE   COMPANY   OR   ANY   OF   THE
UNDERWRITERS.  THIS  PROSPECTUS AND                   1,663,109 SHARES
ANY     ACCOMPANYING     PROSPECTUS
SUPPLEMENT  DO  NOT  CONSTITUTE  AN
OFFER OF ANY SECURITIES  OTHER THAN                   SINCLAIR BROADCAST
THOSE TO WHICH  THEY  RELATE  OR AN                       GROUP, INC.
OFFER TO SELL, OR A SOLICITATION OF
AN  OFFER  TO BUY,  THOSE  TO WHICH
THEY  RELATE  IN ANY  STATE  TO ANY
PERSON TO WHOM IT IS NOT  LAWFUL TO
MAKE SUCH OFFER IN SUCH STATE.  THE                  Class A Common Stock
DELIVERY OF THIS PROSPECTUS AND ANY
ACCOMPANYING  PROSPECTUS SUPPLEMENT
AT ANY TIME DO NOT  IMPLY  THAT THE
INFORMATION HEREIN IS CORRECT AS OF
ANY   TIME   SUBSEQUENT   TO  THEIR
RESPECTIVE DATES.

     --------------------------


         TABLE OF CONTENTS


                               PAGE                  [GRAPHIC OMITTED]
                              -----
Available Information ......     1
Incorporation of Certain
 Documents by Reference.....     2
The Company ................     3
Risk Factors ...............     3
Use of Proceeds ............    16
Market Price of Class A
 Common Stock ..............    16
Description of Capital Stock.   17
Selling Stockholders ........   25
Plan of Distribution ........   25
Legal Matters ...............   26
Experts .....................   26               --------------------------

                                                    P R O S P E C T U S

                                                                 __, 1998

                                                 --------------------------



===================================          ===================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Amendment and Restatement and By-Laws of the Company state that the Company shall indemnify, and advance expenses to, its directors and officers whether serving the Company or at the request of another entity to the fullest extent permitted by and in accordance with Section 2-418 of the Maryland General Corporation Law. Section 2-418 contains certain provisions which establish that a Maryland corporation may indemnify any director or officer made party to any proceeding by reason of service in that capacity, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with such proceeding unless it is established that the director's or officer's act or omission was material to the matter giving rise to the proceeding and the director or officer (i) acted in bad faith or with active and deliberate dishonesty; (ii) actually received an improper personal benefit in money, property or services; or (iii) in the case of a criminal proceeding, had reasonable cause to believe that his act was unlawful. However, if the proceeding was one by or in the right of the corporation, indemnification may not be made if the director or officer is adjudged to be liable to the corporation. The statute also provides for indemnification of directors and officers by court order.

     Section 12 of Article II of the Amended By-Laws of the Company provides as follows:

     A director shall perform his duties as a director, including his duties as a member of any Committee of the Board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the
Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his duties, a director shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by:

       (a) one or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented;

       (b) counsel, certified public accountants, or other persons as to matters which the director reasonably believes to be within such person's professional or expert competence; or

       (c) a Committee of the Board upon which he does not serve, duly designated in accordance with a provision of the Articles of Incorporation or the By-Laws, as to matters within its designated authority, which Committee the director reasonably believes to merit confidence.

       A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted. A person who performs his duties in compliance with this Section shall have no liability by reason of being or having been a director of the Corporation.

       The Company has also entered into indemnification agreements with certain officers and directors which provide that the Company shall indemnify and advance expenses to such officers and directors to the fullest extent permitted by applicable law in effect on the date of the agreement, and to such greater extent as applicable law may thereafter from time to time permit. Such agreements provide for the advancement of expenses (subject to reimbursement if it is ultimately determined that the officer or director is not entitled to indemnification) prior to the disposition of any claim or proceeding.

ITEM 16. EXHIBITS



 EXHIBIT NO.                                              DESCRIPTION
 -----------                                              -----------
23.1       Consent of Arthur Andersen LLP, independent certified public accountants
23.2       Consent of Price Waterhouse LLP, independent certified public accountants, relating to finan-
           cial statements of Sullivan Broadcast Holdings, Inc. and Subsidiaries
23.3       Consent of Price Waterhouse LLP, independent accountants, relating to financial statements of Sullivan Broadcasting Company, Inc. and Subsidiaries
23.4*      Consent of KPMG Peat Marwick LLP, independent certified public accountants, relating to financial statements of Max Media Properties LLC
24         Powers of Attorney  (Included  in the  signature  pages to the  Registration Statement)

*  To be supplied by amendment
----------
ITEM 17. UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the provisions described in this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling persons of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, Maryland on the 7th day of May, 1998.



                                     SINCLAIR BROADCAST GROUP, INC.

                                     By: /s/ David D. Smith
                                         --------------------------------------
                                         David D. Smith
                                         Chief Executive Officer and President


     Each person whose signature appears below hereby appoints David D. Smith and David B. Amy, and both of them, either of whom may act without the joinder of the other, as his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statements for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agents full power and authority to perform each and every act and thing appropriate or necessary to be done, as full and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or their substitute may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




          SIGNATURE                                  TITLE                           DATE
-----------------------------   ----------------------------------------------   ------------
        /s/ David D. Smith      Chairman of The Board,                           May 7, 1998
---------------------------      Chief Executive Officer, President and
        David D. Smith            Director (Principal Executive Officer)

         /s/ David B. Amy       Chief Financial Officer (Principal Financial     May 7, 1998
---------------------------       and Accounting Officer)
         David B. Amy

     /s/ Frederick G. Smith     Director                                         May 7, 1998
---------------------------
        Frederick G. Smith

       /s/ J. Duncan Smith      Director                                         May 7, 1998
---------------------------
          J. Duncan Smith

       /s/ Robert E. Smith      Director                                         May 7, 1998
---------------------------
          Robert E. Smith

       /s/ Basil A. Thomas      Director                                         May 7, 1998
---------------------------
          Basil A. Thomas

    /s/ Lawrence E. McCanna     Director                                         May 7, 1998
---------------------------
       Lawrence E. McCanna

                                 EXHIBIT INDEX



 EXHIBIT NO.                                          DESCRIPTION
-------------   ---------------------------------------------------------------------------------------
23.1           Consent of Arthur Andersen LLP,  independent  certified public  accountants
23.2           Consent of Price Waterhouse LLP, independent  certified public accountants, relating to financial statements of Sullivan Broadcast Holdings, Inc. and Subsidiaries
23.3           Consent of Price Waterhouse LLP, independent accountants, relating to financial state-
               ments of Sullivan Broadcasting Company, Inc. and Subsidiaries
23.4*          Consent of KPMG Peat Marwick LLP,  independent  certified public accountants,  relating  to  financial  statements  of Max  Media
               Properties LLC
24             Powers of Attorney  (Included  in the  signature  pages to the  Registration Statement)

* To be supplied by amendment
